BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Note:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note:

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL - ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

Item 1.	Reporting Issuer

Rubicon Minerals Corporation Suite 888 - 1100 Melville Street Vancouver, British Columbia V6E 4A6

Item 2.	Date of Material Change

November 21, 2003

Item 3.	Press Release

November 21, 2003, Vancouver, British Columbia

Item 4.	Summary of Material Change

The Company announced that it optioned its Red lake North and Adams Lkae property blocks to Goldcorp Inc.

Item 5.	Full Description of Material Change

David W. Adamson, President and CEO of Rubicon Minerals Corporation announced that Rubicon Minerals has optioned its Red Lake North and Adams Lake property blocks to Goldcorp Inc. To earn a 60% interest in the properties, Goldcorp must spend $5 million on exploration over four years, including committed first year expenditures of $750,000, and complete a one million share private placement into Rubicon at a price of $1.60 per share for total proceeds of $1,600,000.

The acquired projects are summarized below:

1)      North Red Lake. Rubicon controls two claim blocks which lie immediately adjacent to property (the Sidace Lake property) controlled by Planet Explorations Ltd. in which Goldcorp is earning an interest. Considerable drilling has been carried out on a mineralized zone which lies between the two Rubicon claims and from which a number of significant intercepts have been reported by Planet. Rubicon interprets the setting of mineralization in the area to show similarities with Hemlo-style mineralization which comprises broad gold zones developed within extensive quartz-sericite-pyrite schists. The Rubicon claims contain untested possible continuations of the Sidace Lake gold zone and will be the target of diamond drilling.

Further to the southwest, Rubicon controls 12 kilometres of the continuation of the East Bay trend which, elsewhere, hosts a variety of styles of mineralization. Rubicon has supplemented its regional magnetic and electromagnetic databases in this region with detailed 50 metre spaced ground magnetic and max-min surveys which will aid in the drill targeting process.

2)     Adams Lake. This property covers a major fold closure approximately 5 km east of Campbell and Red Lake mines. In terms of structural setting and host rock types, the property shows similarities with these mine settings. Goldcorp and Rubicon will be working together to develop an exploration program for this area.

In other terms of the agreement, Goldcorp can earn an additional 10% interest by funding all work to the completion of a bankable feasibility study on a minimum of 500,000 oz gold reserves by January 1, 2010. Rubicon will be the operator for the later of the first two years or completion of $2 million of expenditures. This agreement is subject to applicable regulatory approvals and completion of title due diligence by Goldcorp.

Item 6.	Reliance on Section 85(2) of the Act

N/A

Item 7.	Omitted Information

None

Item 8.	Senior Officer

Michael J. Gray, CFO (604) 623-3333

Item 9.	Statement of Senior Officer

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, the 27th day of November 2003.

"David W. Adamson"

(Signature)

David W. Adamson, President & CEO
(name of officer - please print)